Exhibit 99.1

Date: 23/02/2009	530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8 www.computershare.com

To:	All Canadian Securities Regulatory Authorities
N Y S E

Subject: ENERPLUS RESOURCES FUND

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	20/03/2009
Record Date for Voting (if applicable) :	20/03/2009
Meeting Date :	08/05/2009
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
TRUST UNITS	29274D604	CA29274D6046
CLASS B LP UNITS	292768108	CA2927681080
DRIP TRUST UNITS	29274D604	CA29274D6046

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ENERPLUS RESOURCES FUND